JOINT INSURED AGREEMENT

Ladenburg Thalmann Alternative Strategies Fund

Northern Lights Fund Trust

Northern Lights Variable Trust

Pursuant to Section 270.71(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, the Ladenburg Thalmann Alternative Strategies Fund (“Ladenburg”), Northern Lights Fund Trust ("NLFT") and Northern Lights Variable Trust ("NLVT") obtained an investment company blanket bond, covering larceny and embezzlement and certain other acts, pursuant to the direction of their respective Board of Trustees, of which the issuer is St. Paul Fire and Marine Insurance Company, Bond No. ZBN14S2776513N2 with coverage in the amount of $5,000,000; and

WHEREAS, Ladenburg, NLFT and NLVT (each a "Fund") are desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS:

In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

LADENBURG THALMANN ALTERNATIVE STRATEGIES FUND By: /s/ Stephanie Shearer Name: Stephanie Shearer Title: Secretary	NORTHERN LIGHTS FUND TRUST By: /s/ Andrew Rogers Name: Andrew Rogers Title: President
NORTHERN LIGHTS VARIABLE TRUST By: /s/ James P. Ash Name: James P. Ash Title: Secretary

DATED:

September 3, 2013

 SECRETARY’S CERTIFICATE

I, James P. Ash, being the recording secretary of the meeting of the Board of Trustees of the Northern Lights Fund Trust (“NLFT”) and Northern Lights Variable Trust (“NLVT”) (each a “Trust” and collectively the “Trusts”), duly certify and attest that the Board of Trustees of the Trusts adopted the following resolutions on June 19, 2013:

RESOLVED, that the appropriate officers of the Trusts are authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and the Trusts’ Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and

FURTHER RESOLVED, that the appropriate officers of the Trusts are authorized to make any and all payments and to do any and all other acts, in the name of the Trusts and the Trusts’ Trustees and officers, as they or any of them, may determine to be necessary or appropriate in connection with obtaining a Trustees’ and Officers’ Errors and Omissions Liability Insurance Policy upon terms discussed at this Meeting; and

FURTHER RESOLVED, that the proper officers of the Trusts are authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

FURTHER RESOLVED, that the proper officers of the Trusts are authorized to file or cause to be filed the necessary filings and giving notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

/s/ James P. Ash

James P. Ash

Secretary of the Meeting